SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the Quarter ended September 30, 2002

                    ----------------------------------------

                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)

                       Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)

                    ----------------------------------------

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F |X| Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                Yes         No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

--------------------------------------------------------------------------------




                              WILLIS GROUP LIMITED AND SUBSIDIARIES
                            CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                           (unaudited)

                                                                    Three months ended           Nine months ended
                                                                       September 30,                September 30,
                                                               -------------------------- -------------------------------
                                                                   2002          2001           2002           2001
                                                                             As restated                   As restated
                                                                               (Note 1)                       (Note 1)
                                                               ------------  ------------   -------------  --------------
                                                                            ($ million, except per share data)
Operating revenues
Commissions and fees.......................................         370.8          308.6        1,199.9          986.5
Interest and investment income.............................          19.1           16.3           52.0           50.4
                                                              -------------  -------------- -------------- --------------
                                                                    389.9          324.9        1,251.9        1,036.9
Operating expenses.........................................        (311.2)        (270.9)        (924.8)        (822.4)
                                                              -------------  -------------- -------------- --------------
Operating income...........................................          78.7           54.0          327.1          214.5
Profit/(loss) on disposal/closure of operations............           -             18.6          (11.8)           7.5
Share of profit of associates..............................           3.4            1.5           15.3           15.3
Interest income (Note 2)...................................          15.3           20.9           49.7           65.5
Interest expense...........................................         (15.3)         (21.6)         (48.6)         (63.3)
                                                              -------------  -------------- -------------- --------------

Income before taxation.....................................          82.1           73.4          331.7          239.5
Taxation...................................................         (37.0)         (20.1)        (122.2)         (80.1)
                                                              -------------  -------------- -------------- --------------

Income after taxation......................................          45.1           53.3          209.5          159.4
Equity minority interests..................................          (0.2)           0.5           (6.9)          (1.9)
                                                              -------------  -------------- -------------- --------------
Net income (i).............................................          44.9           53.8          202.6          157.5
                                                              -------------  -------------- -------------- --------------

Net income per ordinary share..............................          $0.09          $0.11          $0.42          $0.33
                                                              -------------  -------------- -------------- --------------


Average number of ordinary shares outstanding (in millions)         481.7          479.3          481.7          479.3
------------------------------------------------------------  -------------  -------------- -------------- --------------

(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles ("U.S.
    GAAP") were to be applied instead of those generally accepted in the United
    Kingdom ("U.K. GAAP") is set forth in Note 6 of Notes to unaudited Condensed
    Consolidated Financial Statements.


           CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                                   (unaudited)

                                                                     Three months ended             Nine months ended
                                                                        September 30,                 September 30,
                                                              ----------------------------- -----------------------------
                                                                   2002             2001          2002           2001
                                                              -------------  -------------- -------------- --------------
                                                                                      ($ million)
Net income.................................................          44.9           53.8          202.6          157.5
Currency translation differences...........................          (4.0)          30.5           (0.8)         (21.6)
                                                              -------------  -------------- -------------- --------------

Total recognized gains and losses in the period............          40.9           84.3          201.8          135.9
Prior year adjustment (Note 1).............................           -              -             21.4            -
                                                              -------------  -------------- -------------- --------------

Total recognized gains and losses since last
 annual report (ii)........................................          40.9           84.3          223.2          135.9
------------------------------------------------------------  -------------  -------------- -------------- --------------

(ii) A statement of  Comprehensive  Income under U.S.  GAAP is set forth in
Note 6 of Notes to unaudited Condensed Consolidated Financial Statements.

         The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.




                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (unaudited)


                                                                                           September 30,      December 31,
                                                                                                2002             2001(i)
                                                                                                              As restated
                                                                                                               (Note 1)
                                                                                           ---------------  --------------
                                                                                                     ($ million)

                                          ASSETS
Current assets
  Cash and short-term deposits...........................................................       1,087.2           968.2
  Investments............................................................................         646.8           478.7
  Accounts receivable, net...............................................................       8,129.8         7,776.3
                                                                                            --------------  --------------
                                                                                                9,863.8         9,223.2
                                                                                            --------------  --------------
Fixed assets
  Intangible assets - goodwill, net......................................................         115.1            44.7
  Tangible assets, net...................................................................         201.6           185.1
  Investments............................................................................          46.8            70.7
                                                                                            --------------  --------------
                                                                                                  363.5           300.5
                                                                                            --------------  --------------

Total assets.............................................................................      10,227.3         9,523.7
                                                                                            --------------  --------------

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable.......................................................................       8,230.7         6,796.3
  Corporate tax payable..................................................................         178.4           108.5
  Accruals and deferred income ..........................................................         194.1           161.2
  Other current liabilities..............................................................         192.9         1,134.7
                                                                                            --------------  --------------
                                                                                                8,796.1         8,200.7
                                                                                            --------------  --------------
Noncurrent liabilities
  Bank loans.............................................................................         242.6           348.0
  9% Senior Subordinated Notes due 2009..................................................         413.5           436.4
  Other noncurrent liabilities...........................................................          54.0            52.5
                                                                                            --------------  --------------
                                                                                                  710.1           836.9
                                                                                            --------------  --------------

Provisions for liabilities and charges (Note 5)..........................................         136.3           140.1

Equity minority interests................................................................          19.5            15.5
                                                                                            --------------  --------------
Total liabilities and minority interests.................................................       9,662.0         9,193.2
Shareholders' equity (ii)
  Share capital..........................................................................          97.9            97.5
  Share premium..........................................................................         221.7           202.6
  Revaluation reserve....................................................................          21.5            21.5
  Retained earnings......................................................................         224.2             8.9
                                                                                            --------------  --------------
                                                                                                  565.3           330.5
                                                                                            --------------  --------------

Total liabilities and shareholders' equity...............................................      10,227.3         9,523.7
------------------------------------------------------------------------------------------- --------------  --------------

(i) The consolidated balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii) A summary of the significant adjustments to shareholders' equity that would be required if U.S. GAAP were to be applied instead of accounting principles generally accepted in the United Kingdom is set forth in Note 6 of Notes to unaudited Condensed Consolidated Financial Statements.


         The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.



                      WILLIS GROUP LIMITED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (unaudited)

                                                                                                      Nine months
                                                                                                  ended September 30,
                                                                                            -----------------------------
                                                                                                  2002           2001
                                                                                            -------------- --------------
                                                                                                      ($ million)
Net cash inflow from operating activities (Note 3)........................................        509.2          449.9
Dividends from associates.................................................................          2.6            3.3
Returns on investments and servicing of finance
  Interest received.......................................................................         63.2           80.9
  Interest paid...........................................................................        (57.8)         (74.5)
  Bank fees on borrowings.................................................................         (0.6)          (0.4)
  Minority dividends paid.................................................................         (2.0)          (2.6)
                                                                                            -------------- --------------
                                                                                                    2.8            3.4
                                                                                            -------------- --------------

Taxation..................................................................................        (55.7)         (23.6)
Capital expenditure and financial investment
  Purchase of tangible fixed assets.......................................................        (29.6)         (19.9)
  Sale of tangible fixed assets...........................................................          1.6            3.5
  Purchase of fixed asset investments.....................................................          -             (0.1)
  Sale of fixed asset investments.........................................................          -              0.1
                                                                                            -------------- --------------
                                                                                                  (28.0)         (16.4)
                                                                                            -------------- --------------
Acquisitions and disposals
  Purchase of subsidiaries................................................................        (21.0)          (4.3)
  Sale of subsidiaries....................................................................         (0.2)          28.9
  Proceeds from sale of operations........................................................          -              3.5
  Net cash transferred on purchase/sale of subsidiaries...................................         30.6           (9.5)
                                                                                            -------------- --------------
                                                                                                    9.4           18.6
                                                                                            -------------- --------------

Equity dividends paid.....................................................................          -            (21.8)
                                                                                            -------------- --------------

Cash flow before management of liquid resources and financing.............................        440.3          413.4
Management of liquid resources............................................................       (416.1)        (237.9)
Financing
  Capital contribution....................................................................          2.4            -
  Amounts due to/from parent company......................................................        (74.0)         (65.0)
  Debt due beyond a year:
    Decrease in long-term borrowings......................................................       (129.4)        (121.2)
                                                                                            -------------- --------------
                                                                                                 (201.0)        (186.2)
                                                                                            -------------- --------------

Decrease in cash.........................................................................        (176.8)         (10.7)
------------------------------------------------------------------------------------------- -------------- --------------

The significant differences between the condensed consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to unaudited Condensed Consolidated Financial Statements.

         The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of preparation

      These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 2001. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

      The Company has changed its reporting currency to United States dollars ($) from pounds sterling as a greater proportion of the Group's total revenues are now earned in $ than in other currencies. Prior year financial statements have been restated in $.

      The adoption of U.K. Financial Reporting Standard No.19 (FRS19) "Deferred Tax" with effect from January 1, 2002 has required changes in the method of accounting for deferred tax assets and liabilities. As a result of this change in accounting policy, the balance sheet at December 31, 2001 has been restated to increase both deferred tax assets (included within accounts receivable) and retained earnings by $21.4 million. The effect on the current and prior period statements of income was not material.

Note 2 - Interest income

      Substantially all the Group's external borrowings have been advanced to the Company's indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 - Reconciliation of operating income to net cash inflow from operating activities



                                                                                                       Nine months
                                                                                                   ended September 30,
                                                                                            -----------------------------
                                                                                                 2002             2001
                                                                                            -------------- --------------
                                                                                                    ($ million)
Operating income..........................................................................        327.1          214.5
Depreciation and amortization.............................................................         30.3           27.7
Loss on sale of tangible fixed assets.....................................................          0.5            0.4
Increase in receivables...................................................................       (897.6)        (624.2)
Increase in payables......................................................................      1,061.4          850.1
Net movement on provisions................................................................        (12.5)         (18.6)
                                                                                            -------------- --------------

Net cash inflow from operating activities.................................................        509.2          449.9
                                                                                            -------------- --------------

Reconciliation of net cash flow to movement in net funds
                                                                                                      Nine months
                                                                                                   ended September 30,
                                                                                            -----------------------------
                                                                                                  2002           2001
                                                                                            -------------- --------------
                                                                                                      ($ million)
Net funds at beginning of period..........................................................      1,548.7        1,008.8
Net cash flow.............................................................................       (176.8)         (10.7)
Management of liquid resources............................................................        416.1          237.9
Financing ................................................................................        203.4          186.2
Currency exchange movements...............................................................         45.3          (31.3)
                                                                                            -------------- --------------

Net funds at end of period................................................................      2,036.7        1,390.9
                                                                                            -------------- --------------



                      WILLIS GROUP LIMITED AND SUBSIDIARIES
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4 - Reconciliation of movements in shareholders' equity
                                                                                                   Nine months ended
                                                                                                      September 30,
                                                                                            -----------------------------
                                                                                                 2002            2001
                                                                                            -------------- --------------
                                                                                                       ($ million)
Net income................................................................................        202.6          157.5
Dividends.................................................................................          -            (11.6)
Ordinary shares issued....................................................................         19.5            -
Goodwill reinstated on disposals..........................................................         11.1           14.5
Capital contribution......................................................................          2.4            -
Exchange adjustments......................................................................         (0.8)         (21.6)
                                                                                            -------------- --------------

Net increase in shareholders' equity......................................................        234.8          138.8
                                                                                            -------------- --------------

Shareholders' equity at beginning of period as previously stated..........................        309.1          135.6
Prior year adjustment.....................................................................         21.4           25.1
                                                                                            -------------- --------------

Shareholders' equity at beginning of period as restated...................................        330.5          160.7
                                                                                            -------------- --------------

Shareholders' equity at end of period.....................................................        565.3          299.5
------------------------------------------------------------------------------------------- -------------- --------------

Note 5 - Provisions for liabilities and charges

      In common with many companies involved in selling personal pension plans in the U.K., the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

      At September 30, 2002, the Company had provisions of $25.9 million relating to this issue. Although the Company considers these provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review.

      At September 30, 2002, the Company had provisions of $21.7 million for discontinued operations that include estimates for future costs of administering the run-off of the Company's former U.K. underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

      The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

      The Company acted as broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the U.S. between the insured parties and the insurers. Although the Company is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Company.

      The Company maintains insurance, subject to certain deductibles and self-insurance, against such claims, lawsuits and proceedings. The Company has also established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the ultimate outcome of the actual or potential claims, lawsuits and proceedings to which the Company is subject, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States

      The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2001.

      The effect on net income/(loss), comprehensive income/(loss), and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

Net income/(loss)

                                                                      Three months ended          Nine months ended
                                                                         September 30,               September 30,
                                                              ----------------------------- -----------------------------
                                                                    2002           2001          2002           2001
                                                                              As restated(i)               As restated(i)
                                                              -------------  -------------- -------------- --------------
                                                                                     ($ million)
Net income as reported in the condensed consolidated                 44.9           53.8          202.6          157.5
statement of income
Adjustments
Operating expenses - performance options...................         (18.4)        (144.8)        (114.4)        (144.8)
Goodwill...................................................           2.2           (8.0)           5.7          (24.0)
Gain on disposal/closure of operations.....................           -              3.7           11.1           14.8
(Loss)/gain on derivative instruments......................          (0.3)           1.0            1.1            2.3
Pension costs..............................................           0.7            3.5            2.0            9.1
Foreign currency translation adjustments...................           1.2            -              1.2            -
Interest on tax refund relating to prior acquisition.......           -              -              -             (2.3)
Taxation...................................................          25.6           13.9           18.3           11.7
                                                              -------------  -------------- -------------- --------------

Net income/(loss) as adjusted to accord with U.S. GAAP.....          55.9          (76.9)         127.6           24.3
                                                              -------------  -------------- -------------- --------------

(i) The reconciliation of net income from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in Note 1.



Comprehensive income/(loss)
                                                                      Three months ended          Nine months ended
                                                                         September 30,              September 30,
                                                              ----------------------------- -----------------------------
                                                                   2002           2001          2002            2001
                                                                              As restated(i)                As restated(i)
                                                              -------------  -------------- -------------- --------------
                                                                                      ($ million)
Net income/(loss) as adjusted to accord with U.S. GAAP             55.9         (76.9)         127.6            24.3
Other comprehensive income:
  Foreign currency translation adjustments.................        (4.8)        (43.8)          (0.8)          (28.7)
  Cumulative effect of accounting change...................           -             -              -             7.5
  Net gain on derivative instruments.......................        17.6          10.6           29.1             7.1
  Unrealized holding gain..................................         1.1           0.7            1.4             0.7
                                                              -------------  -------------- -------------- --------------

Comprehensive income/(loss)................................        69.8        (109.4)         157.3            10.9
                                                              -------------  -------------- -------------- --------------

(i) The reconciliation of comprehensive income/(loss) from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in
      Note 1.


                      WILLIS GROUP LIMITED AND SUBSIDIARIES
   NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Shareholders' equity
                                                                                                           December 31,
                                                                                            September 30,      2001
                                                                                                 2002      As restated(i)
                                                                                           --------------- --------------
                                                                                                    ($ million)
Shareholders' equity as reported in the consolidated balance sheet.......................         565.3          330.5
Adjustments
Intangible assets:
  Goodwill - cost........................................................................       1,318.8        1,318.8
           - amortization................................................................        (100.7)        (106.4)
Current assets:
  Investments............................................................................           3.3            1.3
  Receivables - derivative instruments...................................................          37.0           18.0
  Pension cost asset.....................................................................          25.2           17.4
Noncurrent assets:
  Receivables - derivative instruments...................................................          32.3           14.5
Current liabilities:
  Payables - derivative instruments......................................................          (0.1)          (2.5)
Noncurrent liabilities:
  Other  - pension costs liability.......................................................         (43.6)         (39.6)
         - payables - derivative instruments.............................................          (7.3)         (10.9)
         - taxation......................................................................          (9.0)          (6.0)
Provisions for liabilities and charges:
  Deferred taxes ........................................................................          42.4           34.9
                                                                                            -------------- --------------

Shareholders' equity as adjusted to accord with U.S. GAAP................................       1,863.6        1,570.0
                                                                                            -------------- --------------

(i) The reconciliation of shareholders' equity from U.K. to U.S. GAAP has been restated to reflect the implementation of FRS19, as described in Note 1.

    The categories of cashflow activity under U.S. GAAP can be summarized as follows:

Consolidated statement of cash flows
                                                                                                    Nine months ended
                                                                                                       September 30,
                                                                                            -----------------------------
                                                                                                  2002           2001
                                                                                            -------------- --------------
                                                                                                    ($ million)
Cash inflow from operating activities.....................................................        300.0          243.3
Cash outflow from investing activities....................................................        (34.2)          (0.7)
Cash outflow from financing activities....................................................       (201.0)        (208.0)
                                                                                            -------------- --------------

Increase in cash and cash equivalents.....................................................         64.8           34.6
Effect of foreign exchange rate changes...................................................          4.1           (3.4)
Cash and cash equivalents at beginning of period..........................................        124.1           87.8
                                                                                            -------------- --------------

Cash and cash equivalents at end of period................................................        193.0          119.0
------------------------------------------------------------------------------------------- -------------- --------------

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

     Total revenues increased by 20% to $389.9 million in the third quarter of 2002 from $324.9 million in the third quarter of 2001. Excluding the effects of foreign currency exchange rate movements, acquisitions and disposals, total revenues were 17% higher in the third quarter of 2002 than in the corresponding quarter of 2001. For the nine months to September 30, 2002, total revenues were $1,251.9 million, 21% higher than a year ago and 17% higher on a constant currency basis excluding the effect of acquisitions and disposals. The increase in revenues in both the third quarter and the nine-month period was due, in approximately equal measure, to both new business growth and the impact of higher premium rates prevailing in the market.

     Operating income increased by $24.7 million (46%) to $78.7 million in the third quarter of 2002 from $54.0 million in the third quarter of 2001. For the nine months, operating income was $327.1 million, an increase of $112.6 million (52%) compared to the corresponding period in 2001.

     As a result of the profit on disposal of Willis National in the third quarter of 2001, net income in the third quarter of 2002 of $44.9 million ($0.09 per share) was $8.9 million (17%) lower than the net income of $53.8 million ($0.11 per share) in the third quarter of 2001. For the nine months, net income was $202.6 million ($0.42 per share) compared with $157.5 million ($0.33 per share) a year ago.

Revenues

     Commissions and fees increased by $62.2 million (20%) to $370.8 million in the third quarter of 2002 from $308.6 million in the third quarter of 2001. Interest income was higher at $19.1 million when compared to $16.3 million in the corresponding period of 2001.

     Global: Revenues generated by our Global business increased by $33.8 million (21%) to $196.6 million in the third quarter of 2002 from $162.8 million in the third quarter of 2001. Adjusting for the disposal of Willis National in July 2001, revenues increased by 20% in constant currency terms. Global's specialty businesses, aerospace, marine and reinsurance, continued to benefit from a pronounced increase in the premium rates prevailing in these markets and from new business successes.

     North America: Revenues generated by our North America business increased by $14.3 million (11%) to $141.0 million in the third quarter of 2002 from $126.7 million in the third quarter of 2001. Adjusting for the acquisition of Richard N. Goldman & Co., effective December 31, 2001, revenues increased by 12%. The U.S. middle market experienced significant premium rate increases across all lines.

     International: Revenues generated by our International business increased by $16.9 million (48%) to $52.3 million in the third quarter of 2002 from $35.4 million in the third quarter of 2001. Adjusting for the effect on revenues of our increased investment in Jaspers Wuppesahl, which resulted in an accounting change from the equity method to full consolidation, International revenues increased by 17% in constant currency terms led by good performance in Continental Europe, Eastern Hemisphere (especially Australia) and Latin America.

Expenses

     Operating expenses increased by $40.3 million (15%) to $311.2 million from $270.9 million in the third quarter of 2001. Excluding the effect of foreign currency exchange rate movements and the effect of acquisitions and disposals, operating expenses grew by 11% in the third quarter of 2002 compared with the third quarter of 2001. Much of the increase related to increased incentive compensation due to positive results and the impact of hiring production and sales executives. We also continued to invest in systems and information technology to enhance our customer service and management information capabilities. For the nine months, operating expenses were 12% higher than a year ago but 9% higher on a constant currency basis adjusting for acquisitions and disposals.

Profit/(loss) on disposal of operations

     During the second quarter of 2002, the Company disposed of Willis Safety Solutions. The loss on disposal amounted to $11.8 million which included a non-cash charge of $11.1 million, representing the write-off of goodwill previously eliminated against reserves. In the first quarter of 2001, the Company disposed of the PENCO programs division recording a non-cash charge for goodwill of $11.1 million. During the third quarter of 2001, the Company completed the sale of Willis National, the U.K. independent financial advisor, of which we owned 51%. The gain on disposal amounted to $18.6 million after writing off goodwill of $3.4 million.

Associates

     Our share of profit of associates was $3.4 million in the third quarter of 2002 and $15.3 million in the nine months, compared with $1.5 million and $15.3 million, respectively, for the corresponding periods of 2001. Most of our associates reported increased earnings in 2002. For the three and nine months ended September 30, 2001, our share of profit of associates included our share of earnings from Jaspers Wuppesahl, our former associate in Germany, which became a subsidiary from January 1, 2002.

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)


Interest

     Interest income of $15.3 million in the third quarter of 2002 was $5.6 million lower than in the third quarter of 2001, reflecting lower principal amounts outstanding on loans advanced to our indirect parent company, Trinity Acquisition Limited.

     Interest expense of $15.3 million in the third quarter of 2002 was $6.3 million lower than in the third quarter of 2001, reflecting lower principal amounts of debt outstanding following the early repayment of debt. Interest expense represents interest payable on long-term debt consisting of the senior credit facilities and the 9% senior subordinated notes due 2009.

Minority interest

     Minority interests for the nine months ended September 30, 2002 were $(6.9) million compared with $(1.9) million for the corresponding period of 2001. The increase was largely due to the consolidation of Jaspers Wuppesahl (in which we now own a 78% interest) as a subsidiary from January 1, 2002.

Income taxes

     The tax charge for the nine months ended September 2002 amounted to $122.2 million. Excluding the loss on disposal of operations (including goodwill written off) of $11.8 million, the effective tax rate was 36%. For the corresponding period of 2001, the tax charge of $80.1 million included a U.S. tax refund in respect of prior years of $2.6 million. Excluding this refund and the goodwill write off on the PENCO disposal for which no tax relief was available, the effective tax rate for the nine months of 2001 was 35%.

Liquidity and capital resources

     Net cash inflow from operating activities increased by $59.3 million to $509.2 million in the nine months from $449.9 million in the corresponding period of 2001. This increase was due primarily to the improved operating results.

     On January 1, 2002, and September 30, 2002, the Company acquired a further 22% and 11% interest, respectively, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany's third largest insurance broker. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) has been accounted for as a subsidiary from January 1, 2002. The aggregate purchase price was $22 million, of which $5 million was deferred to 2003.

     During the nine months ended September 30, 2002, we repaid $105.4 million of our term loans ahead of the repayment schedule. $24.0 million of 9% Senior Subordinated Notes have also been redeemed in this period.

     We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150.0 million revolving credit facility.

Differences between U.K. GAAP and U.S. GAAP

     Net income for the third quarter of 2002 of $44.9 million and for the nine months of $202.6 million under U.K. GAAP, compare with net income of $55.9 million and $127.6 million, respectively, under U.S. GAAP.

     In the third quarter of 2001, management of Willis Group Holdings Limited determined that it was probable that the outstanding performance-based stock options would be earned and become exercisable in full. Accordingly, further compensation expense of $114.4 million was recognised in the nine months ended September 30, 2002. The total charge to-date represents approximately 81% of the ultimate charge (assuming an unchanged stock price) that will be recognized over the remaining vesting period to the end of 2004.

     For the purpose of reconciliation to U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), effective from January 1, 2002. In accordance with SFAS 142, the Company no longer amortizes goodwill and intangible assets but rather tests such assets at least annually for impairment. No impairment charges resulted from the implementation of SFAS 142. Amortization of goodwill in the nine months ended September 30, 2001 amounted to $24.0 million.

     Other differences arise principally from the differing accounting treatment for goodwill, derivative instruments, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of the Company's audited consolidated financial statements for the year ended December 31, 2001.

                      WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)

Forward looking information

     This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

                      WILLIS GROUP LIMITED AND SUBSIDIARIES


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          WILLIS GROUP LIMITED

                                                       By: /S/ THOMAS COLRAINE
                                                         Name: Thomas Colraine
                                          Title: Group Chief Financial Officer

Date: November 14, 2002